SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

PARAGON COMMERCIAL CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

69911U403
(CUSIP Number)

June 15, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69911U403
1.	Names of Reporting Persons. BancTenn Corp. I.R.S. Identification Nos. of above persons (entities only). 62-1225291
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization Kingsport, Tennessee
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 800,125
	6.	Shared Voting Power
	7.	Sole Dispositive Power 800,125
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by each Reporting Person 800,125
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 14.54%
12.	Type of Reporting Person (See Instructions) Bank Holding Company

ITEM 1:

(a)  Name of Issuer:
Paragon Commercial Corporation

(b)  Address of Issuer’s Principal Executive Offices:
3535 Glenwood Avenue
Raleigh, NC 27612

ITEM 2:

(a)  Name of Person Filing:
BancTenn Corp.

(b)  Address of Principal Business Office or, if None, Residence:
301 E Center St.
Kingsport, TN 37660

(c)  Citizenship:
              Bank Holding Company

(d)  Title of Class of Securities:
              Common Stock

(e)  CUSIP Number:
              69911U403

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned: 800,125

(b)  Percent of class: 14.54%

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 800,125
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of 800,125
(iv)	Shared power to dispose or to direct the disposition of

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.
Not applicable

ITEM 10:  CERTIFICATIONS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2017	By:	/s/ Darla M. Scott, CFO